Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 27,		November 28,		November 29,		November 30,		November 25,
	2011		2010		2009		2008		2007
	(Dollars in thousands)
Earnings:
Income before income taxes	$202,827		$235,598		$189,925		$369,266		$376,535
Add: Fixed charges	192,256		190,425		199,358		197,385		253,606
Add: Amortization of capitalized interest	334		152		309		264		65
Subtract: Capitalized interest	2,009		881		39		568		1,051

Total earnings	$393,408		$425,294		$389,553		$566,347		$629,155

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$132,043		$135,823		$148,718		$154,086		$215,715
Capitalized interest	2,009		881		39		568		1,051
Interest factor in rental expense (1)	58,204		53,721		50,601		42,731		36,840

Total fixed charges	$192,256		$190,425		$199,358		$197,385		$253,606

Ratio of earnings to fixed charges	2.0	x	2.2	x	2.0	x	2.9	x	2.5	x

(1)	Utilized an assumed interest factor of 33% in rental expense.